                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-77229
                                  T REIT, INC.

                    Supplement No. 2, dated November 3, 2000
                   to the Prospectus, dated February 22, 2000

   This Supplement No. 2 supplements, modifies and supercedes some of the information contained in our prospectus, dated February 22, 2000, and supercedes the information in Supplement No. 1, dated September 28, 2000, and you should read it in conjunction with the prospectus. References in this Supplement No. 2 to "the prospectus" mean the prospectus of T REIT, Inc., dated February 22, 2000. Unless we define a term in this Supplement No. 2, you should rely on the prospectus for the meaning of any defined terms. References in this Supplement No. 2 to "us," "we," or "our company" mean T REIT, Inc. and T REIT, L.P., our operating partnership, unless the context otherwise requires.

                             STATUS OF OUR OFFERING

General

   On May 17, 2000, we commenced our offering of a maximum of 10 million shares and a minimum of 100,000 shares of our common stock at an offering price of $10.00 per share to the residents of the states listed in the prospectus and in Supplement No. 1. We commenced operations on June 29, 2000, upon the acceptance of subscriptions for the minimum offering amount of $1,000,000 and the escrow of subscriptions (other than funds received from Pennsylvania investors) terminated. Our offering will terminate on the earlier of February 22, 2002, or the date on which we have sold the maximum offering.

   As of October 25, 2000, we had sold 526,506 shares, including 22,090 shares issued to our advisor, Triple Net Properties, LLC, and 1,229 shares issued to current shareholders under our dividend reinvestment program, resulting in gross proceeds of $5,240,842 (excluding funds from Pennsylvania investors). After the acquisition of the Christie Street Office Building described in this Supplement No. 2 and payment of selling commissions and marketing support and due diligence reimbursement fees, we had approximately $3,443,466 to invest in properties at October 25, 2000.

Subsequent State Registrations

   After the date of the prospectus, we registered the offering in Louisiana and Oklahoma. As a result, we now offer and sell shares of our common stock to residents of these states in addition to those listed in the prospectus.

Fees and Expenses Paid in Connection with Our Offering

 Selling Commissions

   NNN Capital Corp., the dealer manager, will receive 8% of the gross proceeds of this offering, or $0.80 for each share sold, and may reallow a portion of the selling commissions to broker-dealers participating in this offering. The dealer manager will not receive any selling commissions for shares sold under our dividend reinvestment program. As of October 25, 2000, we had incurred $395,479 in selling commissions due to the dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

   The prospectus also provides that the dealer manager will receive one warrant for every 40 shares of common stock sold in this offering in states other than Arizona, Missouri, Ohio or Tennessee, and may reallow a portion of the warrants to broker-dealers participating in this offering. The dealer manager will not receive any warrants for shares sold under our dividend reinvestment plan. Each warrant entitles the holder to purchase one share of our common stock at a price of $12.00. As of October 25, 2000, 7,897 warrants were outstanding. We are obligated to issue 2,920 warrants to the dealer manager and participating broker-dealers prior to the end of the fourth quarter of 2000 in connection with shares sold after September 30, 2000.

 Marketing Support and Due Diligence Reimbursement Fee

   We will pay the dealer manager an amount up to 1.5% of the gross proceeds of this offering, or up to $0.15 for each share sold, to pay expenses associated with marketing fees, wholesaling fees, expense reimbursements, bonuses and incentive compensation and volume discounts and generally to reimburse the dealer manager for due diligence expenses. We will not require the dealer manager to account for spending of amounts comprising this fee. The dealer manager may reallow a portion of this fee to broker-dealers participating in this offering. As of October 25, 2000, we had incurred $75,151 in marketing support and due diligence reimbursement fees to the dealer manager, a portion of which has been reallowed to participating broker-dealers.

 Other Organizational and Offering Expenses

   Our advisor may advance, and we will reimburse it for, organization and offering expenses incurred on our behalf in connection with this offering, including legal and accounting fees, filing fees, printing costs and selling expenses. As of October 25, 2000, we had incurred $131,021 in other organizational and offering expenses.

                             PROPERTY ACQUISITIONS

Christie Street Office Building, Lufkin, Texas

   On September 26, 2000, we purchased the Christie Street Office Building, a 17,141 square foot Class C office building in Lufkin, Texas from Robert C. Parker and Carolyn de la Fuente Parker under an agreement of sale and purchase. The sellers are not affiliated with our company or our advisor. We paid a total of $1,250,000 for the office building, and approximately $1,839 in additional acquisition expenses such as attorneys' fees, recording fees and other closing costs. Our acquisition cost represents approximately $73.00 per square foot of leasable space.

   As of September 26, 2000, this property was 100% occupied by the State of Texas Department of Human Services, which provides welfare, child and family protection services. The State has leased the property since 1984 on a short-term lease (two years or less). The current lease commenced on September 1, 2000 and terminates on August 31, 2002. The current rent is $20,000 per month during the lease term. The Department of Human Services is not empowered by the State to execute a lease with a term exceeding two years.

   The Department of Human Services may terminate the lease if it loses state funding or if the landlord does not cure covenant defaults after 30 days notice by the Department of Human Services or if the building does not conform to the provisions of the Americans with Disabilities Act of 1990, which requirement we believe has been met. The Department of Human Services pays for utilities and janitorial services associated with the property.

   Due to the short-term lease with the Department of Human Services, the property cannot be readily financed with a traditional lender. The sellers agreed to finance a portion of the purchase price by delivery to the sellers of a note in the principal amount of $750,000. The note bears interest at 9%, is fully amortized over 20 years and is secured by a first mortgage on the property. There are no loan fees or similar costs attached with the loan. The loan may not be assumed by any future owner and there is no discount for an early payoff. The monthly payment is $6,748 with a late fee of 5% after 10 days. The payment includes escrows for taxes and insurance.

   The purchase of the property was unanimously approved by our board of directors, including our independent directors.

   The Christie Street Office Building, which was built in 1984 for the State of Texas, consists of a single one-story building containing approximately 20,000 gross square feet on two parcels of land totalling 1.78 acres. Approximately 5,000 square feet were constructed by the State of Texas in 1990. The building includes approximately 17,141 square feet of leasable space. The property has approximately 95 parking stalls with 6 handicap-parking spaces and is located in flood zone C, an area of minimal flooding. The office building is located on the northwest corner of Christie Street and route 287, the major business loop for Lufkin. The office building is located approximately .5 miles from the major shopping area in Lufkin at the corner of route 287

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

and highway 59. Adjoining land use consists of various commercial and service users. A funeral home is located across the street, a medical clinic is next door along with the police and fire departments.

   Lufkin, Texas is the commercial hub of a 12 county rural market region, serving over 300,000 residents. Lufkin has a population of 30,791 and is located approximately 100 miles northeast of Houston and approximately 150 miles southeast of Dallas.

   We have retained Triple Net Properties Realty, Inc., an affiliate of our advisor, to manage and lease the property. We will pay Triple Net Properties Realty a property management fee equal to 5% of the gross income from the property (currently $1,000 per month) in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Northstar Crossing Shopping Center, Garland, Texas

   On October 26, 2000, we purchased the Northstar Crossing Shopping Center, a shopping center in Garland, Texas containing 67,560 net rentable square feet, from CMF Capital Company, LLC, under an agreement of sale and purchase. The seller is not affiliated with our company or our advisor. We paid a total of $3,930,000 for the shopping center, and approximately $8,570 in additional acquisition expenses such as attorneys' fees, recording fees and other closing costs. Our acquisition cost represents approximately $58.00 per square foot of leasable space.

   In connection with the purchase of the shopping center, Fair Oak, LLC, an entity affiliated with GE Capital Realty Group, Inc., provided a short-term acquisition loan in the amount of $2,695,000. The promissory note evidencing the loan provides for monthly interest only payments commencing December 1, 2000 at a rate of 3.5% over the GECC Composite Commercial Paper Rate, currently 6.47%. The note is due and payable in July 2001 and is prepayable without penalty in whole or in part upon 10 days prior written notice. The note is secured by a first mortgage on the property. There are no loan fees or similar costs attached with the loan.

   Under the terms of the note, the GECC Composite Commercial Paper Rate is the average interest expense on the principal amount of the GECC Composite Commercial Paper outstanding for General Electric Capital Corporation's full fiscal month preceding the interest billing month. Fair Oaks will determine the GECC Composite Commercial Paper Rate and evidence the rate by a certificate issued by an authorized employee of Fair Oak.

   GECC Composite Commercial Paper is General Electric Capital Corporation's outstanding commercial paper for terms of 12 months or less from sources within the United States but excluding the current portion of General Electric Capital Corporation's long term debt and its borrowings and interest expense. Average interest expense is the percentage obtained by dividing the interest expense on the GECC Composite Commercial Paper for the current fiscal month by the average daily principal amount of GECC Composite Commercial Paper outstanding during that fiscal month divided by the actual number of days in the fiscal month and multiplied by the actual number of days in the calendar year.

   The purchase of the property was unanimously approved by our board of directors, including our independent directors.

   The Northstar Crossing Shopping Center was built in 1986 and consists of three one-story brick and glass buildings containing 67,560 rentable square feet. Two of the buildings adjoin either side of a United Artists Cinema. The third building is a 32,383 square foot free standing facility currently occupied by Gold's Gym. CMF Capital Company does not own or operate the building in which the United Artists Cinema is located, and we did not acquire it as part of our purchase of the shopping center.

   The shopping center is situated on 6.8 acres inclusive of the site that the United Artists Cinema building occupies. It has surface parking for approximately 855 cars and is located on the southeast corner of Belt Line Road and North Garland Road just south of the George W. Bush Tollway, also known as State Highway 190, which is the outer loop tollway system connecting all of the major suburbs in the northern areas of the Dallas/Ft. Worth metroplex.

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

   Garland, Texas is a rapidly growing community located approximately 15 miles northeast of downtown Dallas. Garland is the ninth largest city in Texas with a population of over 200,000.

   The property has 18 tenant spaces and is anchored by Gold's Gym, which is the only tenant occupying more than 10% of the total rentable square footage. With exception of Nationwide Insurance, the remaining tenants of the shopping center are local tenants. As of October 26, 2000, the shopping center was 82.5% occupied. The following table shows the shopping center's occupancy rate for each of the last five years.

    Year Ending                                                        Occupancy
    December 31,                                                        Rate (%)
    ------------                                                       ---------
     1999.............................................................    82%
     1998.............................................................    86%
     1997.............................................................    (1)
     1996.............................................................    (1)
     1995.............................................................    (1)

--------
(1) Not available.

   A total of 55,743 square feet was leased to 11 tenants at this property as of October 26, 2000. The following table provides certain information with respect to the leases at this property with these tenants.

                          Rentable                                  Current Base  Rent per
 Lessee                  Square Feet   Lease Ends   Renewal Options Annual Rent  Square Foot
 ------                  ----------- -------------- --------------- ------------ -----------
Express Personnel.......    1,920      January 2003    1-5 yrs.       $ 21,120     $11.00
LA Hair Studio..........    1,455    September 2003    1-5 yrs.       $ 14,550     $10.00
Family Practice.........    1,800    Month-to-month        none       $ 14,760     $ 8.20
Vision Source...........    1,384          May 2006    1-5 yrs.       $ 17,992     $13.00
Nickelrama..............    6,250     November 2001    2-5 yrs.       $ 50,000     $ 8.00
Sal's Pizza & Pasta.....    1,500        April 2005    1-5 yrs.       $ 15,000     $10.00
Sal's Pizza & Pasta
 (expansion)............      900        April 2005    1-5 yrs.       $  9,000     $10.00
Nationwide Insurance....    1,500         July 2003        none       $ 16,275     $10.85
Baber Printing..........    1,500    September 2001    1-3 yrs.       $ 19,200     $ 8.00
All American Driving....    1,230         July 2002    1-5 yrs.       $ 11,070     $ 9.00
Northstar Animal
 Clinic.................    3,020      January 2007    1-5 yrs.       $ 33,280     $11.02
Gold's Gym..............   32,383       August 2015    2-5 yrs.       $242,873     $ 7.50

   The following table provides certain information with respect to lease expirations over the next 10 years at this shopping center.

                                    Rentable Sq.                      Percent of Total       Percent of Gross
                          Number of    Ft. of       Base Annual     Building Rentable Sq.    Annual Base Rent
                           Leases     Expiring        Rent of        Ft. Represented by       Represented by
Year Ending December 31,  Expiring     Leases    Expiring Leases(1)  Expiring Leases (%)  Expiring Leases (%)(1)
------------------------  --------- ------------ ------------------ --------------------- ----------------------
2001....................       3       10,450         $83,960               15.5                  17.90
2002....................       1        1,230         $11,070                1.2                   2.36
2003....................       3        4,875         $51,945                7.2                  11.07
2004....................       0            0         $     0                0.0                   0.00
2005....................       1        2,400         $24,000                3.6                   5.12
2006....................       1        1,384         $17,992                2.0                   3.84
2007....................       1        3,020         $33,280                4.5                   7.10
2008....................       0            0         $     0                0.0                   0.00
2009....................       0            0         $     0                0.0                   0.00
2010....................       0            0         $     0                0.0                   0.00

--------
(1) These amounts are based on the respective property's current base annual rent, which may increase under the terms of the lease applicable to the respective property.

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

   The following table shows the shopping center's average annual rent per square foot for each of the last five years.

                                                                       Average
    Year Ending                                                      Annual Rent
    December 31,                                                     per Sq. Ft.
    ------------                                                     -----------
     1999...........................................................    $7.10
     1998...........................................................    $8.65
     1997...........................................................     (1)
     1996...........................................................     (1)
     1995...........................................................     (1)

--------
(1) Not available.

   At the time we purchased the shopping center, the building that Gold's Gym currently occupies was in the process of being remodeled. The cost for this remodeling is anticipated to be approximately $958,724 with $201,638 already disbursed before our purchase of the property. In connection with this remodeling, we received at closing a credit in the amount of $787,322 from the seller. This amount represents the remaining tenant improvement balance of $757,086 for the building in which Gold's Gym is located plus a construction supervision management fee of approximately $30,000 payable to Trammell Crow Company, the property manager for the seller. Under the terms of its lease, Gold's Gym is responsible for any cost of overruns related to parking lot modifications and tenant improvements. We do not anticipate making any additional significant repairs or improvements to this property over the next few years. However, if we were to make any repairs, the majority of the tenants would be obligated to pay a substantial portion of any monies spent under the provisions of their respective leases.

   For federal income tax purposes, our depreciable basis in this property will be approximately $3,144,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements on estimated useful lives of 40 and 15 years, respectively. The real estate tax rate for the year ended December 31, 1999 was approximately 2.54% and real estate taxes on the property were approximately $58,108.

   We have retained Triple Net Properties Realty to provide supervisory management services at the property. We will pay Triple Net Properties Realty a property management fee equal to 5% of gross income from the property (currently $2,575 per month based on current gross income at the property). Under the terms of a submanagement agreement, Triple Net Properties Realty has retained Trammell Crow Company to provide local management services, including leasing and managing the property. Triple Net Properties Realty will pay Trammell Crow a property management fee equal to 3% of gross income from the property plus an amount not to exceed $1,000 per month for accounting and reporting charges. Trammell Crow is not affiliated with our company or our advisor.

Potential Property Acquisitions

   We currently are considering several potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

  . our receipt of a satisfactory environmental survey and property appraisal for each property;

  . no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

  . our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

   There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that we will acquire any additional properties.

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

           FEES PAID IN CONNECTION WITH THE ACQUISITION OF PROPERTIES

Fees Related to Acquisition of Christie Street Office Building, Lufkin, Texas

 Acquisition Expenses

   We will reimburse our advisor for costs and expenses of selecting, evaluating and acquiring properties, whether or not actually acquired, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos audits, travel and communication expenses, nonrefundable option payments on properties not acquired and other related expenses payable to our advisor and its affiliates. As of September 26, 2000, we had incurred $2,857 in acquisition fees payable to our advisor.

 Property Management Fee

   We will pay Triple Net Properties Realty a property management fee equal to 5% of the gross income from the Christie Street Office Building. This fee will be paid monthly. As of September 26, 2000, we had not incurred any property management fees.

 Real Estate Commission

   The seller of the Christie Street Office Building paid a real estate commission of $50,000 to Triple Net Properties Realty.

 Compensation for Services

   We will pay our advisor or an affiliate of our advisor for other property-level services, including leasing fees, construction management fees, loan origination and servicing fees, property tax reduction fees and risk management fees. Such compensation will not exceed the amount which would be paid to unaffiliated third parties providing such services. As of September 26, 2000 we had not incurred any fees for such services.

 Reimbursable Expenses

   We will reimburse our advisor for:

  . the cost to our advisor or its affiliates of goods and services used for and by us and obtained from unaffiliated parties; and

  . administrative services related to such goods and services limited to ministerial services such as typing, record keeping, preparing and disseminating company reports, preparing and maintaining records regarding shareholders, record keeping and administration of our dividend reinvestment program, preparing and disseminating responses to shareholder inquiries and other communications with shareholders and any other record keeping required.

   As of September 26, 2000, we had incurred $645 in reimbursable expenses payable to our advisor.

Fees Related to Acquisition of Northstar Crossing Shopping Center, Garland,
Texas

 Acquisition Expenses

   We will reimburse our advisor for costs and expenses of selecting, evaluating and acquiring properties, whether or not actually acquired, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos audits, travel and communication expenses, nonrefundable option payments on properties not acquired and other related expenses payable to our advisor and its affiliates. As of October 26, 2000, we had incurred $1,048 in acquisition expenses payable to our advisor.

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

 Property Management Fee

   We will pay Triple Net Properties Realty a property management fee equal to 5% of the gross income from the Northstar Shopping Center. This fee will be paid monthly. As of October 26, 2000, we had incurred $496 in property management fees payable to Triple Net Properties Realty.

 Real Estate Commission

   The seller of the Northstar Shopping Center paid a real estate commission of $80,000 to Triple Net Properties Realty.

 Compensation for Services

   We will pay our advisor or an affiliate of our advisor for other property-level services, including leasing fees, construction management fees, loan origination and servicing fees, property tax reduction fees and risk management fees. Such compensation will not exceed the amount which would be paid to unaffiliated third parties providing such services. As of October 26, 2000, we had not incurred any fees for such services payable to our advisor.

 Reimbursable Expenses

   We will reimburse our advisor for:

  . the cost to our advisor or its affiliates of goods and services used for and by us and obtained from unaffiliated parties; and

  . administrative services related to such goods and services limited to ministerial services such as typing, record keeping, preparing and disseminating company reports, preparing and maintaining records regarding shareholders, record keeping and administration of our dividend reinvestment program, preparing and disseminating responses to shareholder inquiries and other communications with shareholders and any other record keeping required.

   As of October 26, 2000, we had not incurred any reimbursable expenses payable to our advisor.

                              DISTRIBUTION POLICY

   Our board of directors approved payment of monthly distributions to our shareholders, with the first distribution paid on August 1, 2000. The current monthly distribution rate is $.667 per share, which is equivalent to an annual rate of $.80 per share or 8% of the offering price of $10.00 per share.

   The continuation of distributions and the distribution rate will depend upon several factors, including:

  . our cash available for distributions;

  . our overall financial condition;

  . our capital requirements;

  . the annual distribution requirements applicable to REITs under the federal income tax laws; and

  . such other considerations as our board of directors deems relevant.

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

                            INDEPENDENT ACCOUNTANTS

   We were notified on July 11, 2000, by Haskell & White, LLP, our independent accountant, that it had resigned as our independent accountant. Haskell & White provided an independent auditors report on our balance sheet dated as of December 31, 1999, and Haskell & White's report is included in our registration statement on Form S-11 declared effective by the Securities & Exchange Commission on February 22, 2000. Haskell & White's report on that balance sheet did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. We do not have, and have not had, any disagreements with Haskell & White on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. In addition, Haskell & White has informed us in writing they did not have any disagreements with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

   On September 18, 2000, we engaged Squar, Milner, Reehl & Williamson, LLP as our independent accountant and Squar Milner accepted such appointment. The decision to engage Squar Milner was approved by our board of directors on the recommendation of its audit committee.

   We had no relationship with Squar Milner during the two years ended December 31, 1999 and 1998, or the subsequent interim periods prior to and including September 18, 2000.

                                       8